

January 29, 2009

Ms. Nancy K. Buese
Senior Vice President and Chief Financial Officer
Markwest Energy Partners, L.P.
1515 Arapahoe Street, Tower 2, Suite 700
Denver, CO 80202

> **Re:** **Markwest Energy Partners, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **Filed November 10, 2008**
> **Schedule 14A**
> **Filed April 29, 2008**
> **Response Letter Dated January 16, 2009**
> **File No. 1-31239**

Dear Mr. Semple:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

1. We note your response to our prior comment 1. We further note that for the year ended December 31, 2006, revenues from Targa totaled $76 million, representing 13% of consolidated Partnership revenues, and revenues from ONEOK totaled $63 million, representing 11% of consolidated Partnership revenues. Please provide further analysis as to why you believe these contracts are not material to the Partnership historically. Tell us how much of consolidated Partnership revenues for the year ended December 31, 2008 will be represented by these two customers.

2. We note your response to our prior comment 2 and reissue the comment in part. Please reconcile the statement that the company is a wholly owned subsidiary of the partnership and the statement that the company owns 31% of the partnership. Such reconciliation might include further information about

the shares not being included in the consolidated financial statements because of the nature of the shares. Include information disclosed in your response to our prior comment 2 and your explanation of the merger transaction on page 10 of your Form 10-Q for the quarter ended September 30, 2008 filed November 10, 2008.

Schedule 14A filed April 29, 2008

3.   We note your proposed disclosure in response to prior comment 4. You discuss your use of comparisons to "an internally developed MLP pipeline peer group" and "peer companies". Please identify the companies that comprise this peer group and the "peer companies."

Form 10-Q for September 30, 2008

4.   We note your response to our prior comment 6 and reissue the comment with clarification.   It is not appropriate to state that "[e]xcept as described above", "there were no other changes" in internal controls over financial reporting. Instead, either state that "there was no" material change in internal control (without qualification), or state that "there was" a material change or "there were" material changes in internal control, and specify what the change was, or the changes were.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Doug Brown at (202) 551-3265, or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief